Ramat Gavriel Industrial Area
P.O. Box 619
 Migdal Haemek, Israel  23105

January 26, 2017

Cecilia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, NE
 Washington, D.C.  20549
U.S.A.

Re:         Tower Semiconductor Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed May 11, 2016
File No. 0-24790

Dear Ms. Blye,

This letter sets out the responses of Tower Semiconductor Ltd. (the "Company") to the comments of the staff of the United States Securities and Exchange Commission (the "Commission") contained in the Commission’s letter dated December 19, 2016 (the "Comment Letter") with respect to the Form 20-F of the Company (the "Form 20-F"), filed with the Commission on May 11, 2016.

For the convenience of the staff, we have numbered each of our responses to correspond to the numbered comments in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

General

1. You disclose that TowerJazz Panasonic Semiconductor Co. Ltd., your joint venture with Panasonic Corporation, manufactures products for Panasonic. According to Panasonic’s website, it sells products in Syria and Sudan. Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economicsanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since your letter to us dated July 9, 2012, whether through subsidiaries, affiliates, distributors, customers, joint ventures, or other direct or indirect arrangements. In this regard, please tell us whether Panasonic sells products manufactured by TowerJazz Panasonic Semiconductor Co. Ltd. in its contacts with Syria and Sudan. You should describe any products, components, technology or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

Innovation. Quality. Trust.
www.towerjazz.com

Ramat Gavriel Industrial Area
P.O. Box 619
Migdal Haemek, Israel  23105

Response

The Company does not have any past, current, or anticipated contacts with Syria or Sudan, whether through subsidiaries, affiliates, distributors, customers, joint ventures or other direct or indirect arrangements.  We have been informed by Panasonic that to the best of its knowledge, it has not sold any products manufactured by TowerJazz Panasonic Semiconductor Co. Ltd. (“TPSCo”) in Syria or Sudan and has not provided any services concerning products manufactured by TPSCo in Syria and Sudan.   The Company has not provided any products, components, technology or services to Syria or Sudan, directly or indirectly, and is not a party to any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

        The Company routinely reviews its foreign exports for compliance with all relevant U.S., Israeli and Japanese export control laws.  Based on its review of those laws and the Company’s activities, the Company believes that it complies with applicable U.S., Israeli and Japanese laws and regulations, including with respect to sanctioned countries and entities.

Innovation. Quality. Trust.
www.towerjazz.com

Ramat Gavriel Industrial Area
P.O. Box 619
Migdal Haemek, Israel  23105

2. Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you are aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response

As indicated in our foregoing response, the Company does not have any past, current or anticipated contacts with Syria or Sudan, whether through subsidiaries, affiliates, distributors, customers, joint ventures or other direct or indirect arrangements.  From a quantitative perspective, the Company has received no revenues and has no assets or liabilities in or otherwise associated with these countries.  The Company plans to continue to monitor and ensure its compliance with all applicable laws and expects to be evaluated by investors on that basis.

Sincerely yours, /s/ Nati Somekh Nati Somekh, LL.M. Senior VP, Chief Legal Officer & Corporate Secretary

Innovation. Quality. Trust.
www.towerjazz.com